Exhibit 99.1

Foresight and a Leading European Vehicle Manufacturer Successfully Complete POC Project

Next steps may include a joint development project followed by potential commercialization of Foresight’s technology

Ness Ziona, Israel – December 8, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the successful completion of the second phase of a proof of concept (POC) project with a leading European passenger car manufacturer.

The second phase completes the POC project reported by the Company on May 28, 2021. Revenue from the completion of the second phase amounts to $80,000, totaling $120,000 for the entire project. The parties are discussing future possible steps, which may include a joint development project, followed by potential commercialization of Foresight’s technology.

The POC project tested the ability of Foresight’s stereoscopic technology to enhance the European vehicle manufacturer’s existing mono camera-based safety systems in terms of detection quality, distance accuracy and robustness without requiring additional sensors and infrastructure, allowing the vehicle manufacturer to take existing safety systems to the next level of autonomy.

“We recognize a market trend among vehicle manufacturers that are looking for solutions to enhance existing sensors. In our case, we are targeting mono camera-based systems that are already integrated into almost every vehicle with level 2 autonomous capabilities. Vehicle manufacturers seem to be very interested in our solution, which enables them to convert their existing mono camera-based systems to stereo, and we believe that it has a significant market penetration potential,” said Haim Siboni, Chief Executive Officer of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses a joint development project and potential commercialization of Foresight’s technology, the market trend among vehicle manufacturers that are looking for solutions to enhance existing sensors and its technology’s significant market penetration potential. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654